Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

February 16, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report: Submission of Offer for Purchase of Golan Telecom Ltd.

Tel Aviv, Israel – February 16, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) reported today that on February 16, 2020, its subsidiary Pelephone Communications Ltd. (“Pelephone”) submitted a conditional offer for the purchase of the entire ownership and control in Golan Telecom Ltd. (“Golan”) totaling NIS 710 million. This offer is valid until April 15, 2020 and is subject to the fulfillment of various conditions, including the signing of a binding agreement regarding the terms to be agreed upon (insofar as such are agreed upon), provided they are approved by Pelephone's Board of Directors and by Bezeq’s Board of Directors.

Golan is Pelephone’s competitor.

It should be clarified that, insofar as such a binding agreement is signed at the end of the process, its implementation would be subject to various regulatory approvals, including by the Israel Ministry of Communications and by the Israel Commissioner of Economic Competition.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.